Petit Vour, LLC (the "Company") a Texas Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Balance Sheet

	31-Dec-23	31-Dec-24
Assets		
Current Assets		
Cash Balance	58,363	9,552
Credit Receivable		28,732
Prepaid Taxes	14,170	
Inventory and Supplies	292,554	227,115
Total Current Assets	365,087	265,399
Non-Current Assets		
Equipment and Office Buildout	11,208	9,065
Deferred Expenses	7,492	7,492
Total Non-Current Assets	18,700	16,557
Total Assets	383,787	281,956
Liabilities and Members' Equity		
Current Liabilities		
Credit Card (30-day payoff)	5,980	3,150
Orders Deliverable	12,338	6,975
E-Gift Cards oustanding	11,067	11,544
Line of Credit	-	28,000
Sales Taxes Payable	154	212
Total Current Liabilities	29,540	49,881
Members' Equity		
Members' Capital	354,247	232,075
Total Members' Equity	354,247	232,075
TOTAL LIABILITIES	383,787	281,956

Distributions to Members	31-Dec-23	31-Dec-24
Starting Equity	463,211	354,248
Net Income (Loss)	(32,332)	(50,777)
Distributions to Members		
Ryan Miner [Salary]	(38,315)	(35,698)
Madeline Alcott [Salary]	(38,315)	(35,698)
Rounding adjustment	(1)	
Ending Equity	354,248	232,075

Income Statement	31-Dec-23	31-Dec-24
Operating Income		
Gross Receipts	455,672	295,382
COGS	(347,916)	(237,224)
Gross Profit	107,756	58,158
Expenses		
Rent	(21,200)	(23,187)
Office/Warehouse Supplies	(9,587)	(17,912)
Utilities	(8,220)	(9,887)
Insurance	(3,513)	(2,443)
Marketing/Advertising	(11,438)	(9,419)
Website Upkeep	(20,043)	(19,953)
Wages/Contractor	(28,327)	-
Healthcare	(4,281)	(4,429)
Transport	(14,724)	(8,037)
Accounting	(5,353)	(4,125)
Legal	(698)	(847)
Depreciation	(6,580)	(2,143)
Interest Expense	(921)	(3,273)
Total Operationg Expenses	(134,885)	(105,654)
Other Income (Expense)		
State and Local Taxes	(5,203)	(3,281)
Net Income	(32,332)	(50,777)

Cash Flows

	31-Dec-23	31-Dec-24
Cash Flows From Operating Activities		
Net Income (loss) For The Period	(32,332)	(50,777)
Change In Inventory and Supplies	87,217	65,439
Change In Prepaid Taxes	(642)	14,170
Change in Credit Receivable	-	(28,732)
Change In Accounts Payable	3,679	(2,830)
Change In Taxes Payable	(318)	58
Change In Unearned Revenue	(7,087)	(5,363)
Change In Unredeemed Gift Cards	509	477
Change In Longterm Debt	(80,121)	-
Change in Line of Credit	-	28,000
Depreciation	6,580	2,143
Net Cash Flow From Operations	(22,515)	22,585
Cash Flows From Financing Activities		
Distributions to Members		
Ryan Miner [Salary]	(38,315)	(35,698)
Madeline Alcott [Salary]	(38,315)	(35,698)
Rounding adjustment	(1)	
Net Cash Flow From Financing Activities	(76,631)	(71,396)
Cash at Beginning of Period	157,509	58,363
Net Increase (Decrease) in Cash	(99,146)	(48,811)
Cash at End of Period	**58,363**	**9,552**


Petit Vour, LLC
Statement of Changes in Equity


Accounts	2023 Amount ($)	2024 Amount ($)
Beginning Equity	463,211	354,248
Net Income (Loss)	(32,332)	(50,777)
Distributions – Ryan	(38,315)	(35,698)
Distributions – Madeline	(38,315)	(35,698)
Rounding Adjustment	—	(1)
Ending Equity	**354,248**	**232,075**


Unaudited


Petit Vour, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Petit Vour, LLC (the "Company") is a company organized on January 11, 2012 under the laws of Texas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.